SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 12)*

Wright Investors’ Holding Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

982345100

(CUSIP Number)

Harvey P. Eisen

c/o Bedford Oak Advisors, LLC

118 North Bedford Road

Mt. Kisco, NY 10549

(914) 242-5701

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

David L. Hefflinger
Guy Lawson
McGrath North Mullin & Kratz, PC LLO
1601 Dodge Street, Suite 3700
Omaha, Nebraska 68102
(402) 341-3070

December 30, 2020

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 982345100	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Bedford Oak Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,873,017
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,873,017
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,873,017
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%* (See Item 5)
14		TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 982345100	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Bedford Oak Acorn, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,897,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,897,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,897,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%* (See Item 5)
14		TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 982345100	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON Bedford Oak Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,511,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,511,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,511,169
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%* (See Item 5)
14		TYPE OF REPORTING PERSON* IA

SCHEDULE 13D

CUSIP No. 982345100	Page 5 of 9 Pages

1		NAME OF REPORTING PERSON Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,023,652* (See Item 5)
	8	SHARED VOTING POWER 5,511,169
	9	SOLE DISPOSITIVE POWER 1.023,652* (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,511,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,511,169* (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%* (See Item 5)
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 982345100	Page 6 of 9 Pages

Explanatory Note

This Amendment No. 12 to Schedule 13D updates share and option information of the Reporting Persons.

Item 1.	Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 12”) amends and supplements the Schedule 13D/A filed on August 30, 2019 (“Amendment 11”), Schedule 13D/A filed on December 20, 2012 (“Amendment 10”), the Schedule 13D/A filed on June 21, 2012 (“Amendment No. 9”), the Schedule 13D/A filed on June 20, 2012 (“Amendment No. 8”), the Schedule 13D/A filed on January 6, 2012 (“Amendment No. 7”), the Schedule 13D/A filed on January 3, 2012 (“Amendment No. 6”), the Schedule 13D/A filed on September 20, 2010 (“Amendment No. 5”), the Schedule 13D/A filed on June 3, 2010 (“Amendment No. 4”), the Schedule 13D/A filed on October 7, 2008 (“Amendment No. 3”), the Schedule 13D/A filed on December 31, 2007 (“Amendment No. 2”), the Schedule 13D/A filed on October 3, 2007 (“Amendment No. 1”) and the Schedule 13D filed on August 28, 2007 (the “Original Schedule 13D” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, collectively referred to herein as the “Schedule 13D”).  This Amendment No. 12 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Wright Investors’ Service Holdings, Inc., f/k/a National Patent Development Corporation (the “Company”).  The address of the principal executive offices of the Company is 118 North Bedford Road, Mount Kisco, NY 10549.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed jointly by (i) Bedford Oak Capital, L.P., a Delaware limited partnership (“Capital”); (ii) Bedford Oak Acorn, L.P., a Delaware limited partnership (“Acorn”), (iii) Bedford Oak Advisors, LLC, a Delaware limited liability company (the “Advisor”); and (iv) Mr. Harvey P. Eisen (collectively the “Reporting Persons”). This Schedule 13D reports the direct beneficial ownership of Common Stock held by the partnership and Mr. Eisen. The investment manager of the Capital and Acorn and Offshore is the Advisor. The managing member of the Advisor is Mr. Eisen, who is responsible for all investment decisions made by the Advisor.

(b) The address of the principal business and principal office of Capital, Acorn, Advisors and Mr. Eisen is 118 North Bedford Road, Mount Kisco, NY 10549.

(c) The principal business of Capital and Acorn is investment in securities. The principal business of the Advisor and Mr. Eisen is investment management, including the management of Capital and Acorn.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 982345100	Page 7 of 9 Pages

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Capital and Acorn are Delaware limited partnerships.   Advisors is a Delaware limited liability company.  Mr. Eisen is a United States citizen.

Item 5.	Interest in Securities of the Issuer.

Items 5 of Schedule 13D is hereby amended and restated in its entirety as follows

(a)	As of the date hereof, (a) Capital directly beneficially owns 1,873,017 shares of Common Stock, constituting approximately 9.4% of the outstanding shares, (b) Acorn directly beneficially owns 1,897,000 shares of Common Stock, constituting approximately 9.5% of the outstanding shares (c) Advisor directly owns 5,511,169 shares of Common Stock, constituting approximately 27.9% of the outstanding shares, and (d) Mr. Eisen directly beneficially owns 1,023,652 shares of Common Stock, constituting approximately 5.1% of the outstanding shares (based on 19,839,777 shares of Common Stock outstanding as of November 12, 2020, as disclosed by the Company in its quarterly report filed on Form 10-Q for the period ended September 30, 2020). In its capacity as investment manager of Capital and Acorn, such shares may be deemed to be indirectly beneficially owned by the Advisor and, in his capacity as managing member of the Advisor, by Mr. Eisen. The Advisor may be deemed to directly and indirectly beneficially own 5,511,169 shares of Common Stock, or approximately 27.7% of the outstanding shares.

(b)	Capital and the Advisor share the power to direct the vote and the disposition of 1,873,017 shares of Common Stock owned by Capital pursuant to an investment advisory agreement. Acorn and the Advisor share the power to direct the vote and the disposition of 1,897,000 shares of Common Stock owned by Acorn pursuant to an investment advisory agreement. The Advisor (in its capacity as investment manager of Capital and Acorn and certain other private investment partnerships) and Mr. Eisen (as managing member of the Advisor) share the power to direct the vote and the disposition of 5,511,169 shares of Common Stock including shares owned by Capital and Acorn. Mr. Eisen has the sole power to direct the vote and the disposition of the 1,023,652 shares of common stock.

(c)	On December 30, 2020, Mr. Eisen acquired 582,500 shares of Common Stock at a price of $0.20 per share in a private transaction. Other than as described herein, none of the Reporting Persons have completed any transactions in the Common Stock of the Company during the last sixty days.

CUSIP No. 982345100	Page 8 of 9 Pages

(d)	No person other than the Adviser or Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Partners, Capital, Acorn, or Offshore. No person other than Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by him.

(e)	Not applicable.

By virtue of the relationships among the Reporting Persons, as described in Item 2, the Reporting Persons and the funds may be deemed to be a “group” under the Federal securities laws.  Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

CUSIP No. 982345100	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2021

BEDFORD OAK CAPITAL, L.P.

By: Bedford Oak Management, LLC

By:	/s/ Harvey P. Eisen
Name: Harvey P. Eisen
Title: Managing Member

BEDFORD OAK ACORN, L.P.

By: Bedford Oak Management, LLC

By:	/s/ Harvey P. Eisen
Name: Harvey P. Eisen
Title: Managing Member

BEDFORD OAK ADVISORS, LLC

By:	/s/ Harvey P. Eisen
Name: Harvey P. Eisen
Title: Managing Member

HARVEY P. EISEN

By:	/s/ Harvey P. Eisen
Harvey P. Eisen

Signature Page to Schedule 13D